UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-15321

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

John Morrell & Co. Salaried Employees Incentive Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, VA 23430

John Morrell & Co. Salaried

Employees Incentive Savings Plan

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator

John Morrell & Co. Salaried Employees Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of John Morrell & Co. Salaried Employees Incentive Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company, L.L.P.

Norfolk, Virginia

June 27, 2008

John Morrell & Co. Salaried Employees Incentive Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2007	2006
Investments—at fair value	$103,226,687	$90,831,576

Receivables
Participant contributions	434,892	139,332
Employer contribution	115,526	38,537

Total receivables	550,418	177,869

Net assets available for benefits - at fair value	103,777,105	91,009,445

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	76,387	140,513

Net assets available for benefits	$103,853,492	$91,149,958

The accompanying notes are an integral part of these financial statements.

John Morrell & Co. Salaried Employees Incentive Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$3,058,549
Interest and dividends	4,801,120

7,859,669

Contributions
Participant	10,201,703
Employer	3,058,210
Rollover	1,317,587

14,577,500

Total additions	22,437,169

Deductions from net assets attributed to
Benefits paid to participants	8,913,424
Administrative expenses	21,228

Total deductions	8,934,652

Transfers between retirement plans, net	(798,983)

Net change	12,703,534

Net assets available for benefits
Beginning of year	91,149,958

End of year	$103,853,492

The accompanying notes are an integral part of these financial statements.

John Morrell & Co. Salaried Employees Incentive Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of Plan

The following description of the John Morrell & Co. Salaried Employees Incentive Savings Plan (Plan) provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by John Morrell & Co. (Company), a wholly owned subsidiary of Smithfield Foods, Inc. The Plan is for the benefit of eligible employees of the Company who have completed one year of service and have attained the age of eighteen. The Plan excludes employees of IBFO Springdale governed by the terms of a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. The Company makes a matching contribution of 50 percent of the first 4 percent of compensation contributed by each participant. The Company may make additional matching contributions and/or profit sharing contributions at the option of the Company’s board of directors. Participants direct the investment of all contributions into various options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on a five-year vesting schedule.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms extend to five years for general purpose loans and to ten years for the purchase of a home. Participants are limited to one outstanding loan at any point in time. The loans are secured by the balance in the participant’s account and bear interest at one percent above the prime rate at the end of the quarter in which the loan was taken. As of December 31, 2007, interest rates ranged from 5.0 percent to 10.5 percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Generally, on termination of service a participant may elect to receive the value of his or her account as a lump sum distribution.

Forfeitures

As of December 31, 2007 and 2006, forfeited nonvested accounts totaled $25,044 and $41,163, respectively. These accounts will be used to reduce Company contributions and pay plan expenses.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates and assumptions.

Investment Contracts

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value for mutual funds, group variable annuities and common stock is based on quoted market prices. The Plan’s interest in the collective trust, which is part of the Smithfield Stable Value Fund, is based on the fair value of the collective trust’s underlying investments as based on the audited financial statements of the collective trust at year end. The fair value of the guaranteed investment contract, which is part of the Smithfield Stable Value Fund, is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2007	2006
Smithfield Stable Value Fund-contract value, 1,507,342 and 1,433,976 units, respectively	$16,742,588	$15,262,652
Wells Fargo BGI Collective S&P Index High Balance Fund, 155,793 and 172,511 units, respectively	10,081,397	10,581,834
Wells Fargo Advantage Small Cap Value Fund, 312,378 and 305,953 shares, respectively	9,190,161	9,524,316
Wells Fargo Advantage Capital Growth Fund, 345,703 and 313,054 shares, respectively	6,869,125	5,525,339
American Funds EuroPacific Growth Fund (R4), 179,455 and 127,649 shares, respectively	9,001,457	5,869,296
Davis NY Venture Fund, 141,501 shares	*	5,450,620
Wells Fargo Advantage Outlook Today 2020 I Fund, 454,305 and 408,912 shares, respectively	6,591,970	5,810,645

*	Investment does not represent 5 percent of net assets available for benefits at the end of the year.

During 2007, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $3,058,549, as follows:

Mutual funds	$1,348,386
Common collective trust	1,185,086
Group variable annuity	118,417
Common stock	406,660

$3,058,549

4.	Investment Contract with Insurance Company

In 2005, the Plan entered into a benefit-responsive investment contract with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The contract is included as part of the Smithfield Stable Value Fund.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is 3.14%

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, or (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The following summarizes the relevant information regarding the Smithfield Stable Value Fund:

December 31, 2007	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value
Principal guaranteed interest contract	Moody’s/S & P Aa2/AA	$2,298,939	$33,156
Wells Fargo Stable Value Fund N	N/A	14,367,261	43,231

		$16,666,200	$76,387

December 31, 2006	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value
Principal guaranteed interest contract	Moody’s/S & P Aa2/AA	$2,842,691	$140,513
Wells Fargo Stable Value Fund N	N/A	12,279,448	—

		$15,122,139	$140,513

		2007	2006
Average yields:
Based on actual earnings		4.94%	4.84%
Based on interest rate credited to participants		4.81%	4.62%

5.	Related Party Transactions

The Plan invests in certain funds managed by the trustee or its affiliate, Smithfield Foods, Inc. common stock, and in participant directed brokerage accounts through the trustee, Wells Fargo, N.A. As of December 31, 2007 and 2006, the Plan held 119,504 and 124,765 shares, respectively, of Smithfield Foods, Inc. common stock.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 18, 2004, that the plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Transfer of Assets

Transfer of assets between plans generally result from an employee, who participates in a Smithfield-sponsored retirement plan, changing employment status requiring a change in which Smithfield-sponsored plan the employee may participate. Transfer activity for the year ended December 31, 2007 is as follows:

Assets transferred from the Plan to Smithfield Foods, Inc. 401(k) Plan, net	$43,333
Assets transferred from the Plan to Smithfield Foods, Inc. Bargaining 401(k) Plan, net	755,650

$798,983

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

* * * * *

Supplemental Schedule

John Morrell & Co. Salaried Employees Incentive Savings Plan

Schedule of Assets (Held at end of Year)

Schedule H, Line 4i

EIN 36-2332471        Plan 003

December 31, 2007

Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
*	Smithfield Foods, Inc.	1,507,342 units of Smithfield Stable Value Fund - contract value	$16,742,588
*	Wells Fargo	155,793 units of BGI S&P 500 Index High Balance Fund	10,081,397
*	Wells Fargo	312,378 shares of Advantage Small Cap Value Fund	9,190,161
	American Funds	179,455 shares of EuroPacific Growth Fund (R4)	9,001,457
*	Wells Fargo	345,703 shares of Advantage Capital Growth Fund	6,869,125
*	Wells Fargo	454,305 shares of Advantage Outlook Today 2020 I Fund	6,591,970
	Davis	127,841 shares of NY Venture Fund	5,114,905
*	Wells Fargo	484,825 shares of Advantage Government Securities Fund	5,100,355
*	Wells Fargo	337,406 shares of Advantage DJ Target 2010 Fund	4,349,167
	Columbia	141,074 shares of Acorn Select-Z Fund	4,007,911
*	Smithfield Foods, Inc.	119,504 shares of common stock	3,456,052
	MFS	127,502 shares of Value A Fund	3,382,631
*	Wells Fargo	189,905 shares of Advantage Outlook Today 2030 I Fund	2,934,031
*	Pimco	236,318 shares of Total Return Fund	2,526,234
	Lord Abbett	134,929 shares of Mid-Cap Value Fund	2,505,639
*	Wells Fargo	101,547 shares of Advantage Outlook Today 2040 I Fund	1,785,192
*	Wells Fargo	121,868 shares of Advantage DJ Target Today Fund	1,247,924
	Clear Course	116,056 units of Group Variable Annuity	1,192,136
*	Wells Fargo	2,787 shares of Advantage Outlook Today 2050 I Fund	27,394
*	Wells Fargo	Personal Choice Retirement Account (self-direct brokerage accounts)	4,325,515
*	Participant loans	Maturing through September 2017, interest rates ranging from 5% to 10.5%, collateralized by participant accounts	2,871,290

MFS—Massachusetts Financial Services			$103,303,074

* - Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN MORRELL & CO. SALARIED EMPLOYEES INCENTIVE SAVINGS PLAN

Smithfield Foods, Inc. (as Plan Administrator)

Date: June 27, 2008	By:	/s/ Carey J. Dubois
Carey J. Dubois
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm